January 12, 2007

Mr. Howard Efron
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549-0305

Re: Artcraft V, Inc.
Form 10-KSB, Amendment 2, for the fiscal year ended December 31, 2005
File No. 0-50818

Dear Mr. Efron:

We represent Artcraft V, Inc. (“Artcraft V” or the “Company”). We are in receipt of your letter dated December 15, 2007 regarding the above referenced filing and the following are our responses to same:

1.	Please have the company provide the requested acknowledgements on their letterhead as is requested in further detail below.

ANSWER: The Company has provided the requested acknowledgements.

2.
We note your response to prior comment 1 and your position that your company is not a development stage enterprise as defined by SFAS 7 paragraphs 8 and 9. Please help us to understand, in sufficient detail, how you reached your position within the framework of the guidance mentioned above and in light of the revenues that have been generated to date and your current disclosure on page 25 which indicates “during 2005, our operations have been devoted primarily to developing a business plan, developing and designing our website, preparing to bring the website online and raising capital for future operations and administrative functions.” If you maintain the position that your company is not a development stage enterprise, please consider revising your disclosure throughout the filing, as appropriate, to the extent that your disclosure may give the appearance of being inconsistent with your opinion.

ANSWER: The Company is not a development stage enterprise, as defined by SFAS 7, paragraph 8 and 9. SFAS 7, paragraphs 8 and 9, states that an enterprise will be considered in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: a) planned principle operations have not commenced; or b) planned principle operations have commenced but no significant revenue has been generated. In the case of the Company, as of the date of the relevant financial statements, the business of Top Interest, specifically 188Info, was already established and operating as a professional information searching platform that is engaged in the business of providing information search engine, online web application and image designing, digital network service, online market research, online promotion and advertising services, and query searches for both individuals and businesses. While the Company has been and will be further expanding the features of 188Info, the core services of 188Info were and are fully operational.

The Company as of date has generated limited revenue due to rapidly evolving and highly competitive Internet search industry in China. Our primary competitors include U.S. based Internet search providers and Chinese Internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality and quantity of search results, availability and ease of use of our products and services, the number of customers, distribution channels and the number of associated third-party websites. We believe that continuous improvement of our users’ experience is essential to increasing traffic to our websites which will increase and attract potential customers and ultimately increasing sales and revenue.

The Company will revise all disclosure which may be construed as implying the Company is a developmental stage enterprise.

3.
We note your response to prior comment 2. It appears that you have not addressed the comment within Amendment #1 to Form 10-KSB for the year ended December 31, 2005, as you have not included an opinion which corresponds to the financial information you have provided prior to the year ended December 31, 2005. Rule 310(a) of Regulation S-B requires that your consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2004 be audited. Please amend your filing to meet this requirement and provide an appropriate auditors opinion.

ANSWER: The document has been amended accordingly.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Richard I. Anslow
Richard I. Anslow

RIA:
Enclosures